Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock, $0.001 par value per share, of Stereotaxis, Inc. (the “Company,” “we,” “our,” “us,” and “our”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (i) our Restated Certificate of Incorporation, as amended by the Certificate of Amendment to Amended and Restated Certificate of Incorporation (as so amended, the “Certificate of Incorporation”), and (ii) our Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 2019, there were 68,529,623 shares of our common stock issued and outstanding. In addition, as of such date, we had authorized the issuance of up to (i) 24,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred”) and (ii) 5,610,121 Series B Convertible Preferred Stock (the “Series B Preferred”), leaving an aggregate of 4,365,879 shares of preferred stock authorized but undesignated. As of December 31, 2019, there were (i) 23,110 shares of Series A Preferred issued and outstanding, which are convertible into shares of the Company’s common stock at an initial conversion rate of $0.65 per share (which was an aggregate of 42,497,068 shares of the Company’s common stock as of such date) and (ii) 5,610,121 shares of Series B Preferred issued and outstanding, which were convertible into an aggregate of 5,610,121 shares of the Company’s common stock as of such date, with a blocker on conversion of such Series A and Series B Preferred if the holder would exceed a specified threshold of voting security ownership set forth in the respective certificates of designation for each such series.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In addition, holders of our Series A Preferred are entitled to vote such shares on an as-converted basis with the common stock, subject to specified beneficial ownership issuance limitations. In accordance with Delaware law, the affirmative vote of a majority of the shares cast at a duly held meeting at which a quorum is present shall be the act of the shareholders. The presence at the meeting, by person or by proxy, of the holders of record of a majority of shares issued and outstanding and entitled to vote will constitute a quorum for transacting business. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares eligible to vote, which as of the date of this prospectus are holders of our common stock and our Series A Preferred, are able to elect all of the directors, subject to any rights to elect directors that may be granted to any then-outstanding preferred stock.

Liquidation Rights. If we are liquidated, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock.

Shares of our Series A Preferred rank senior to shares of our common stock and our Series B Preferred as to distributions and payments upon the liquidation, dissolution and winding up of the Company. No such distributions or payments upon the liquidation, dissolution or winding up of the Company may be made to holders of common stock or holders of the Series B Preferred unless and until the holders of the Series A Preferred have received the stated value of $1,000 per share plus any accrued and unpaid dividends. Our Series A Preferred bears dividends at a rate of six percent (6.0%) per annum, which are cumulative and accrue daily from their date of issuance, September, 2016, on the $1,000 stated value. However, such dividends will not be paid in cash, except in connection with any liquidation, dissolution or winding up of the Company or any redemption of the Series A Preferred. Instead, the value of the accrued dividends is added to the liquidation preference of the Series A Preferred and will increase the number of shares of common stock issuable upon conversion, which will dilute the ownership of our common stockholders.

The Series B Convertible Preferred Stock ranks on parity with our common stock as to distributions and payments upon the liquidation, dissolution and winding up of the Company. Subject to the prior and superior rights of the holders of the Series A Preferred and any other securities of the Company that rank senior to our common stock and the Series B Preferred, upon liquidation, dissolution or winding up of the Company, shares of common stock and Series B Preferred will be entitled to receive distributions of any of the assets or surplus funds of the Company on a pari passu basis.

In addition, the liquidation rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

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Dividend Rights. The holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends, subject to the prior rights or preferences applicable to any preferred stock as may then be outstanding. The Series B Preferred is entitled to dividends equal to and in the same form as dividends actually paid on shares of common stock when, as and if such dividends are paid on shares of common stock.

Until all shares of our Series A Preferred have been converted or redeemed, no dividends may be paid on the common stock or the Series B Preferred without the express written consent of the holders of a majority of the outstanding shares of Series A Preferred. In the event that dividends or other distributions of assets are made or paid by the Company to the holders of the common stock or the holders of shares of the Series B Preferred, the holders of shares of the Series A Preferred are entitled to participate in such dividend or distribution on an as-converted basis.

The Company has not declared or paid any cash dividends on its common stock and the Company does not presently intend to pay any cash dividends in the foreseeable future.

Other Rights and Preferences. Shares of our common stock have no preemptive rights, no conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Listing. Our common stock currently trades on the NYSE American LLC under the symbol “STXS.”

Anti-Takeover Provisions

Interested Stockholder Transactions. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of assets with a value of 10% or more of either the total assets or all outstanding stock of the corporation;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

In addition, some provisions of our Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

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Cumulative Voting. Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year, which has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. These provisions, when coupled with the provision of our Certificate of Incorporation authorizing only the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. The certificate of incorporation also provides that directors may be removed by stockholders only for cause. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Stockholder Action; Special Meeting of Stockholders. Our Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent. They provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of our directors. Further, our Certificate of Incorporation provides that the stockholders may amend bylaws adopted by the board of directors or specified provisions of the certificate of incorporation by the affirmative vote of at least 66-2/3% of our capital stock.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from nominating directors at an annual meeting of stockholders.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Stereotaxis by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our Certificate of Incorporation imposes supermajority vote requirements of 66-2/3% of the voting power of our capital stock in connection with the amendment of certain provisions of our Certificate of Incorporation and Bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

Limitation of Liability and Indemnification

Our Certificate of Incorporation provides that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We currently have a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our Certificate of Incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our Certificate of Incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provision contained in the Delaware General Corporation Law. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

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